                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934



                                 iGo Corporation
                                 ---------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    449592104
                                 --------------
                                 (CUSIP Number)



                               Mark N. Rapparport
                             XMicro Holding Company
                        2435 East Coast Highway, Suite 5
                        Corona del Mar, California 92625
                                 (949) 566-7300
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)



                                 August 29, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 449592104                                           Page 2 of 14 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         XMicro Holding Company f.k.a. Xtend Micro Products, Inc.
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
    NUMBER OF            7      SOLE VOTING POWER

     SHARES                     2,268,451
                    ------------------------------------------------------------
  BENEFICIALLY           8      SHARED VOTING POWER

    OWNED BY                    None
                    ------------------------------------------------------------
      EACH               9      SOLE DISPOSITIVE POWER

   REPORTING                    371,877
                    ------------------------------------------------------------
     PERSON             10      SHARED DISPOSITIVE POWER

      WITH                      None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,268,451
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP No. 449592104                                           Page 3 of 14 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Mark N. Rapparport
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]

                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY


--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS

         00
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
    NUMBER OF            7      SOLE VOTING POWER

     SHARES                     2,268,451
                    ------------------------------------------------------------
  BENEFICIALLY           8      SHARED VOTING POWER

    OWNED BY                    None
                    ------------------------------------------------------------
      EACH               9      SOLE DISPOSITIVE POWER

   REPORTING                    371,877
                    ------------------------------------------------------------
     PERSON             10      SHARED DISPOSITIVE POWER

      WITH                      None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,268,451
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                           [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D relates is the common stock, $.001 par value (the "Issuer Common Stock"), of iGo Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9393 Gateway Drive, Reno, Nevada 89511.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) XMicro Holding Company f.k.a. Xtend Micro Products, Inc. (the "Reporting Entity") and Mark N. Rapparport (the "Reporting Person").

         (b) The Reporting Entity's state of incorporation is California. The Reporting Person's business address is 2435 East Coast Highway, Suite 5, Corona del Mar, California 92625.

         (c) Prior to the sale of certain of its assets to the Issuer, the Reporting Entity's principal business was the selling and distributing of batteries, battery chargers, AC and DC power adapters, port replicators and docking stations for notebook computers. Subsequent to the sale of certain of its assets to Issuer, the Reporting Entity's principal business is the collection of its account receivable and the holding of Issuer's common stock. The address of the Reporting Entity's principal business and principal office is 2435 East Coast Highway, Suite 5, Corona del Mar, California 92625. The Reporting Person's principal occupation is President of XMP Acquisition Corp., a California corporation and a wholly-owned subsidiary of Issuer ("XMP"). XMP's principal business is the selling and distributing of batteries, battery chargers, AC and DC power adapters, port replicators and docking stations for notebook computers. XMP's address is 9393 Gateway Drive, Reno, Nevada 89511. The Reporting Person is also President of the Reporting Entity and is the owner of 98% of the Reporting Entity's issued and outstanding shares.

         (d) During the last five years, neither the Reporting Entity nor the Reporting Person have been convicted in a criminal proceeding nor been a party to a civil proceeding as a result of which it or he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

         (e) The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Asset Purchase Agreement, dated as of August 29, 2000 (the "Asset Purchase Agreement"), among Issuer, XMP, the Reporting Entity, the Reporting Person and Thomas Taylor, the Reporting Entity acquired 2,268,451 shares of Issuer Common Stock in exchange for the sale of certain of the Reporting Entity's assets.


                               Page 4 of 14 Pages

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Entity acquired the shares of Issuer Common Stock reported herein solely for investment purposes.

         (a)(b)(c)(d)(e)(f)(g)(h)(i) and (j) are inapplicable.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Entity beneficially owns an aggregate of 2,268,451 shares of Issuer Common Stock, constituting 10.9% of the total class. As the majority shareholder, President and Secretary of the Reporting Entity, the Reporting Person beneficially owns an aggregate of 2,268,451 shares of Issuer Common Stock, constituting 10.9% of the total class.

         (b) The Reporting Entity and the Reporting Person have sole voting power as to 2,268,451 shares of Issuer Common Stock. Pursuant to the Asset Purchase Agreement and a Depository Agreement, dated as of August 29, 2000, between U.S. Stock Transfer Corporation, Issuer, the Reporting Entity and the shareholders of the Reporting Entity, including the Reporting Person (the "Depository Agreement"), 1,896,574 of those 2,268,451 shares of Issuer Common Stock (the "Depository Shares") are held in a depository account maintained by U.S. Stock Transfer Corporation. The Reporting Entity and the Reporting Person have voting power, but not dispositive power, over the Depository Shares. The Reporting Entity and the Reporting Person have sole dispositive power as to the remaining 371,877 shares of Issuer Common Stock (the "Dispositive Shares"), subject to certain restrictions contained in Section 4.1 of the Asset Purchase Agreement.

         (c) Other than as provided herein, no transactions in the Issuer Common Stock were effected during the past sixty days by the Reporting Person or the Reporting Entity.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Depository Shares are held by U.S. Stock Transfer Corporation pursuant to the Depository Agreement. The Reporting Entity's receipt of these shares is subject to certain earn-out provisions contained in the Asset Purchase Agreement. The Reporting Entity has the right to vote these shares and to receive dividends.

         Pursuant to Section 4.1 of the Asset Purchase Agreement, the Reporting Entity and the shareholders of the Reporting Entity are prohibited from selling, contracting to sell, disposing of, loaning, pledging or granting any rights with respect to the Dispositive Shares.

         See Items 3 and 5.


                               Page 5 of 14 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  (i) Asset Purchase Agreement, dated as of August 29, 2000, among iGo Corporation, a Delaware corporation, XMP Acquisition Corp., a California corporation and a wholly-owned subsidiary of iGo corporation, Xtend Micro Products, Inc. and Mark N. Rapparport and Thomas Taylor, the shareholders of Xtend Micro Products, Inc.*

                  (ii) Depository Agreement, dated as of August 29, 2000, among U.S. Stock Transfer Corporation, iGo Corporation, Xtend Micro Products, Inc. and Mark N. Rapparport and Thomas Taylor, the shareholders of Xtend Micro Products, Inc.


------------------
* To be filed by amendment.


                               Page 6 of 14 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2000


                                    XMicro Holding Company f.k.a. Xtend Micro
                                    Products, Inc., a California corporation



                                    /s/ Mark N. Rapparport
                                    --------------------------------------------
                                    By:  Mark N. Rapparport
                                    Its: President and Secretary



                                    /s/ Mark N. Rapparport
                                    --------------------------------------------
                                    Mark N. Rapparport, an individual


                               Page 7 of 14 Pages

                                  EXHIBIT INDEX



(i) Asset Purchase Agreement, dated as of August 29, 2000, among iGo Corporation, a Delaware corporation, XMP Acquisition Corp., a California corporation and a wholly-owned subsidiary of iGo corporation, Xtend Micro Products, Inc. and Mark N. Rapparport and Thomas Taylor, the shareholders of Xtend Micro Products, Inc.*


(ii) Depository Agreement, dated as of August 29, 2000, among U.S. Stock Transfer Corporation, iGo Corporation, Xtend Micro Products, Inc. and Mark N. Rapparport and Thomas Taylor, the shareholders of Xtend Micro Products, Inc.


---------------
* To be filed by amendment.


                               Page 8 of 14 Pages